

Mail Stop 3561

August 9, 2017

Via E-mail
Seamus Lagan
Chief Executive Officer and President
Rennova Health, Inc.
400 South Australian Avenue, Suite 800
West Palm Beach, Florida 33401

>   **Re: Rennova Health, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 28, 2017**
>   **File No. 333-219145**

Dear Mr. Lagan:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2017 letter.

General

1. We note your response to prior comment one. It continues to appear that this offering is an indirect primary offering by or on behalf of Rennova Health through the selling shareholders. Please revise the registration statement to identify the selling shareholders as underwriters. In addition, because Rennova Health is not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). To the extent you disagree please provide a detailed factual and legal analysis. Such analysis should discuss:

- whether and how the selling stockholders are at investment risk with respect to your common stock;

- whether you have paid in cash any principal of the Debentures on the amortization dates and whether there is any reasonable likelihood that you will have an ongoing ability to service the Debentures in cash;
- whether the investors have availed themselves of the right to increase the conversion amount and by how much; and
- whether the investors have sold any of the securities received to date and the timing of such sales after the related conversion.

Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: J. Thomas Cookson, Esq.
        Shutts & Bowen LLP